

AB
1/31

BB 1/25 *

07000807 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quadriserv Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Fifth Avenue, 14th Floor
(No. and Street)

New York, (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Todd Graber (212) 905-5221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 0 1 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/31/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Todd Graber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quadriserv Securities, Inc., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd Graber
Signature

Chief Financial Officer
Title

Elizabeth Carpenter
Notary Public

ELIZABETH CARPENTER
NOTARY PUBLIC, State of New York
No. 31-3985009
Qualified in New York County
Commission Expires October 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement ~~of Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

QUADRISERV SECURITIES, INC.

September 30, 2006

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
Quadriserv Securities, Inc.

We have audited the accompanying statement of financial condition of Quadriserv Securities, Inc. (the "Company") as of September 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Quadriserv Securities, Inc. as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note D, the Company incurred a $4,893,582 cumulative net loss since its inception. The Parent has approximately $7,000,000 in debt maturing in fiscal 2007 and the Company has $2,750,000 of subordinated liabilities maturing in fiscal 2007, which provided liquidity and required regulatory net capital for the Company. These factors, among others, as discussed in Note D to the statement of financial condition, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note D. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

New York, New York
December 26, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Quadriserv Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2006

ASSETS

Cash and cash equivalents	$ 2,737,188
U.S. Treasury Bills, at market	5,962,900
Stock borrow rebates receivable	4,719,779
Due from clearing agent	10,982,614
Stock borrow	1,185,107,725
Secured demand note receivable	2,000,000
Other assets	34,668
Total assets	$1,211,544,874

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 87,054
Stock loan rebates payable	4,712,791
Stock loan	1,195,701,100
Due to Parent	742,371
Subordinated liabilities	2,750,000
Total liabilities	1,203,993,316
Stockholder's equity	
Common stock, $.001 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	100
Additional paid-in capital	12,445,040
Accumulated deficit	(4,893,582)
Total stockholder's equity	7,551,558
Total liabilities and stockholder's equity	$1,211,544,874

The accompanying notes are an integral part of this statement.

Quadriserv Securities, Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2006

NOTE A - ORGANIZATION AND BUSINESS ACTIVITY

Quadriserv Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company currently specializes in providing securities lending services as principal to hedge funds, broker-dealers and other financial institutions. In doing so, the Company acts as an intermediary - borrowing securities from one counterparty and lending securities to another. The Company earns a spread on its matched book equal to the difference between the rebate paid for lending securities and the rebate earned from borrowing securities. Prior to December 18, 2005, the Company only acted as agent in providing securities lending services to other broker-dealers. The Company does not carry accounts on behalf of securities customers.

The Company was organized pursuant to the laws of the state of Delaware during 2003 and commenced operations in January 2004, when its application to be a registered broker with the NASD was accepted. The Company is a wholly-owned subsidiary of Quadriserv, Inc. (the "Parent"). The Company is located in the Metropolitan New York City area.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of 90 days or less.

Due From Clearing Agent

Due from clearing agent primarily consists of cash deposited with the Company's clearing agent as a result of the collection of excess cash collateral related to securities lending transactions.

Investments

Investments are carried at market value. Investments consist of U.S. Treasury Bills with original maturities greater than 90 days.

NOTE B (continued)

Revenue Recognition

Revenue related to securities lending transactions in which the Company acts as principal is accrued on a trade date basis.

Commission income related to stock borrow/loan transactions in which the Company acts as agent is recorded on a trade-date basis.

Share-based Compensation

The Parent accounts for share-based compensation pursuant to Statement of Financial Accounting Standards No. 123 (revised) ("SFAS 123R"), "Share-Based Payment." Compensation expense related to stock options granted to employees by its Parent, is allocated pursuant to the Company's expense sharing agreement with its Parent.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax bases of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. As of September 30, 2006, approximately $1,960,000 of deferred tax assets related to net operating losses has been fully reserved for.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - SECURITIES BORROWED AND LOANED

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received from respective counterparties. When the Company borrows securities, it deposits cash as collateral with the lender. When the Company lends securities, it receives cash as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary. As of September 30, 2006, the Company's stock borrow balance was $1,185,107,725 and its stock loan balance was $1,195,701,100. The excess stock loan balance of $10,593,375 consists of cash being held by the Company's clearing agent which is the major component of the "Due from clearing agent" as recorded on the statement of financial position.

As of September 30, 2006, the Company's stock borrow rebate receivable and stock loan rebate payable of $4,719,779 and $4,712,791, respectively, are the result of rebate activity from the month of September and are presented on a gross basis on the Statement of Financial Condition.

NOTE D - LIQUIDITY

The Company has incurred a cumulative net loss of $4,893,582 since its inception. As discussed in Note J, the Company's net capital as of September 30, 2006 was approximately $8.7 million, or $8.5 million above its required level. Although the Company expects fiscal year 2007 to result in a net loss, management believes that it has recently made significant progress towards the path of profitability and expects to be cash flow positive by December 31, 2007. The Company is in the process of executing two joint ventures agreements which will assist the Company in increasing its revenues by adding additional trading counterparties and subsequent increases in balances on loan.

During fiscal year 2006, the Parent issued $6.0 million of convertible promissory notes ("the Notes") of which $4.0 million mature on December 31, 2006 and $2.0 mature on May 26, 2007. Upon issuance of these Notes, the Parent contributed the proceeds to the Company. On December 31, 2006, the Parent expects to repay $700,000 of principal of the Notes as well as accrued interest of $5,371. The Parent expects to extend the maturity date on the remaining $3.3 million of the Notes that mature on December 31, 2006 which are held by the initial Series A investor for a period of less than one year. In addition, the Parent issued a $1.0 million promissory note on March 21, 2006 which matures on March 21, 2007 and was also contributed as capital to the Company. Although management believes that it will extend the maturity of the $1.0 million promissory note at the Parent as well as the Company's $2.0

NOTE D (continued)

million secured demand note and aggregate of $750,000 of subordinated loans for at least an additional year, management cannot guarantee that these loans will be extended by their lenders. As such, management is currently in the process, through the use of three investment bankers and discussions with other potential investors, to increase its capital at the Parent through a Series B Preferred equity raise. Management is confident that it will be able to raise sufficient equity capital to repay any maturing debt and to support the Company's operations and regulatory capital for the foreseeable future.

NOTE E - INCREASE IN THE COMPANY'S AUTHORIZED SHARES OF COMMON STOCK

Effective November 21, 2006, the Parent, as sole stockholder of the Company, adopted through a written consent that the Company's Certificate of Incorporation be amended to increase the authorized shares of common stock of the Corporation from 1,000 shares of common stock, $.001 par value per share, to 1,000,000 shares of common stock, $.001 par value per share. This adjustment to the authorized and issued shares of common stock is retroactively adjusted in the Company's financial statements.

NOTE F - CREDIT FACILITY AND CLEARING AGREEMENT

On December 8, 2005, the Company and its Parent, as guarantor, entered into a Letter of Credit Reimbursement Agreement (the "LOC") with the Bank of New York (the "Bank") as issuer of the LOC. Under the agreement, the Bank issues for the benefit of certain counterparties of the Company an irrevocable letter of credit in the aggregate amount of $50 million to assist the Company in providing available credit related to its stock borrow/loan matched book principal activities. The LOC initially expires six months after the closing date, provided however that the LOC can be renewed for an additional period of six months, and every period of six months thereafter, unless the Bank provides notice to the Company that it will not renew the LOC at least sixty days prior to expiration of the LOC. The LOC was renewed for an additional period of six months on May 8, 2006.

In conjunction with the LOC agreement, the Company entered into a Pledge and Security Agreement (the "Pledge Agreement") and a Services Agreement with the Bank on December 8, 2005. The Pledge Agreement stipulates that the Parent pledge, assign and transfer to the Bank the 100% interest it holds in the Company as collateral security for potential reimbursement to third parties under the LOC. The Services Agreement relates to providing clearance services of securities borrowing and lending transactions executed by the Company in its regular course of business. The Services Agreement expires on the tenth anniversary of its commencement.

NOTE F (continued)

The Company is subject to a $12,500,000 termination penalty less LOC fees paid to the Bank if it prematurely terminates the Services Agreement without cause.

The LOC, Pledge Agreement and Services Agreement all contain affirmative and negative covenants that must be satisfied by the Company and its Parent in order to prevent an Event of Default, as defined in each agreement. Among the covenants is the requirement that the Company maintain at least $4,000,000 of regulatory net capital as of September 30, 2006. Effective December 8, 2006, the Company is required to maintain at least $7,500,000 of regulatory net capital. An Event of Default could result in the termination of such agreements and cause the Company to cease transacting with its counterparties unless alternate sources of financing are obtained.

NOTE G - CAPITAL CONTRIBUTIONS BY THE PARENT

During March 2006, the Parent issued a $1,000,000 promissory note to an individual investor with an initial term of one year but can be extended by an additional year if neither the Parent nor lender provides written notification that they do not intend to extend the term of the Note within 60 days of its maturity. Using the proceeds of this note, the Parent made a capital contribution in the amount of $1,000,000 to the Company during March 2006.

During May 2006, the Parent issued convertible notes to two individual investors in the aggregate amount of $2,000,000. The total principal on the notes plus accrued interest will convert into shares in the Parent's next financing, when issued. If a financing event does not occur, the convertible notes will mature on May 26, 2007. Immediately upon receipt of the $2,000,000, the Parent contributed the funds to the Company as a capital contribution.

During June 2006, the Parent issued additional convertible notes to two entities in the aggregate amount of $4,000,000. The total principal on the notes plus accrued interest will convert into shares in the Parent's next financing, when issued. If a financing event does not occur by December 31, 2006, the convertible notes will automatically mature. Immediately upon receipt of the net proceeds of the convertible notes, the Parent contributed $3,960,000 to the Company as a capital contribution.

Additionally, during the year, $527,158 was contributed by forgiveness of debt for certain expenses paid by the Parent on behalf of the Company.

NOTE H - SUBORDINATED BORROWINGS

The following subordinated borrowings are covered by agreements approved by the NASD and are included by the Company in net capital, as defined, under the SEC's Uniform Net Capital Rule ("rule 15c3-1") as of September 30, 2006:

Lender	Type of borrowing	Principal	Maturity date	Interest rate
Individual	Subordinated loan	$ 250,000	2/28/2007	90-day LIBOR plus 400 basis points
Individual	Subordinated loan	200,000	2/28/2007	90-day LIBOR plus 400 basis points
Individual	Subordinated loan	200,000	2/28/2007	90-day LIBOR plus 400 basis points
Individual	Subordinated loan	100,000	4/30/2007	90-day LIBOR plus 400 basis points
Institution	Secured demand note	2,000,000	3/31/2007	500 basis points
Total Subordinated Borrowings		$2,750,000		

The secured demand note receivable, from a counter-party, is collateralized by U.S. Treasury Bills with a market value of $2,054,831 as of September 30, 2006.

NOTE I - CONCENTRATION AND CREDIT RISK

As of September 30, 2006, 64% of the Company's stock borrow balance and 79% of the Company's stock loan balance was outstanding with two counterparties.

In the ordinary course of business, the Company encounters credit exposure with each of its counterparties. While the Company's stock borrow and loan transactions are fully collateralized, the Company's exposure to credit risk associated with the nonperformance of one of its counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company does not expect nonperformance by its counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of credit limits by the Company's Credit Committee and marking to market securities and requiring adjustments of collateral levels on a daily basis. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business. Accordingly, the Company believes it has effective procedures for evaluation and limiting its credit and market risks.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the alternative method, permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At September 30, 2006, the Company's net capital was $8,702,265, which was $8,452,265 in excess of its required level.

NOTE K - EXPENSE SHARING AGREEMENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. During the year ended September 30, 2006, the Parent allocated $2,683,868 of expenses to the Company, consisting primarily of cash compensation and benefits, share-based compensation and professional and consulting fees. Of this amount, $527,158 was forgiven by the Parent pursuant to an unanimous written consent of its Board of Directors, and $742,371 remained payable to the Parent as of September 30, 2006.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

QUADRISERV SECURITIES, INC.

September 30, 2006

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Quadriserv Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Quadriserv Securities, Inc. (the "Company") for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
December 26, 2006